

July 18, 2013

Via E-mail
Mr. J. Kevin Bartol
Chief Financial Officer
Rowan Companies plc
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6189

      Re: **Rowan Companies plc**
              Form 10-K for Fiscal Year ended December 31, 2012
              Filed March 1, 2013
              File No. 1-05491

Dear Mr. Bartol:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 3

Drilling Fleet, page 4

1. We note that you operate jack-up rigs capable of drilling in water depths ranging from 250-550. With a view towards disclosure, please clarify risks associated with your exposure to the shallow-water market, including market dynamics, volatility and any price-based competition.

Government Regulation, page 7

2. We are unable to locate the following disclosure you provided for future filings in response to comment number 3 in your response letter dated June 14, 2011: that "Pursuant to our SOPEPs, we have certain resources and supplies onboard our installations which would be used to mitigate the impact of a spill from one of our rigs

until an emergency spill response organization could deploy its resources." Please revise your disclosure in future filings to include your response.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Sirimal Mukerjee, Staff Attorney, at (202) 551-3340 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director